345 Park Avenue New York, NY 10154-1895	Direct Main Fax	212.407.4866 212.407.4000 212.407.4990

Via Edgar

June 26, 2025

Babette Cooper

Kristina Marrone

Division of Corporation Finance

U.S. Securities and Exchange Commission

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Blueport Acquisition Ltd Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted May 16, 2025 CIK No. 0002064177

Dear Ms. Cooper and Ms. Marrone:

On behalf of our client, Blueport Acquisition Ltd, a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated May 30, 2025, regarding the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed each comment with the Company’s response. In response to the Staff’s comments, the Company is filing via Edgar a revised registration statement on Form S-1 (the “Registration Statement”) simultaneously with the submission of this response letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted May 16, 2025

Prospectus Summary

Limited payments to insiders, page 17

1.	Please revise to disclose that you may pay your officers, directors, special advisors or initial shareholders, or any entity with which they are affiliated, a finder’s fee, consulting fee or other compensation prior to, or for any services they render in order to effectuate, the consummation of the business combination, as you state elsewhere.

Response: The disclosure on page 17 of the Registration Statement has been revised to address the Staff’s comment.

June 26, 2025

Risk Factors

Our rights agreement will designate the courts of the State of New York ..., page 36

2.	We acknowledge your response to prior comment 6. However, your revised disclosure is inconsistent with the rights agreement filed as Exhibit 4.4 regarding whether the exclusive forum provisions will apply to suits brought under the Securities Act. Please revise as appropriate to reconcile.

Response: Section 7.3 of Exhibit 4.4 has been revised to address the Staff’s comment.

Exhibits and Financial Statement Schedules, page II-2

3.	Please revise Exhibit 10.2 for consistency with the Nasdaq Listing Rules. More specifically, we note that the form trust account termination letter attached as Exhibit A to the Investment Management Trust Agreement filed as Exhibit 10.2 states that “[o]n the Consummation Date (i) counsel for the Company shall deliver to you written notification that the Business Combination has been consummated, or will be consummated substantially, concurrently with your transfer of funds . . ..” However, Nasdaq Rule IM- 5101-2(a) states that “[a]t least 90% of the gross proceeds from the initial public offering . . . must be deposited in a trust account maintained by an independent trustee . . . .” It is unclear how the release of funds earlier than the consummation of the initial business combination would comport with this listing standard.

Response: Exhibit A of Exhibit 10.2 of the Registration Statement has been revised to address the Staff’s comment.

Signatures, page II-4

4.	Please include the signature of the authorized representative in the United States. Refer to Instruction 1 to the Signatures section of Form S-1.

Response: Page II-4 has been revised to address the Staff’s comment.

June 26, 2025

Please do not hesitate to contact Giovanni Caruso at (212) 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso

cc: William T. Rosenstadt, Esq.